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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9

                                 SUPPLEMENT TO
               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)

                               ----------------

                          A.P. GREEN INDUSTRIES, INC.
                           (NAME OF SUBJECT COMPANY)

                          A.P. GREEN INDUSTRIES, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                            COMMON STOCK, PAR VALUE
                                $1.00 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   393059100
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            MICHAEL B. COONEY, ESQ.
            SENIOR VICE PRESIDENT--LAW/ADMINISTRATION AND SECRETARY
                          A. P. GREEN INDUSTRIES, INC.
                                GREEN BOULEVARD
                             MEXICO, MISSOURI 65265
                                 (573) 473-3626
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
     NOTICE AND COMMUNICATION ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                               ----------------

                                WITH A COPY TO:

                             ROBERT M. LAROSE, ESQ.
                                THOMPSON COBURN
                             ONE MERCANTILE CENTER
                           ST. LOUIS, MISSOURI 63101
                                 (314) 552-6000

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  This Amendment No. 3 ("Amendment No. 3") amends and supplements the information set forth in the Solicitation/Recommendation Statement Pursuant to
Section 14(d)(4) of the Securities Exchange Act of 1934 on Schedule 14D-9 (the "Schedule 14D-9") filed by and mailed to the stockholders of A.P. Green Industries, Inc. (the "Company") on March 6, 1998, with respect to shares of Common Stock, par value $1.00 per share, of the Company, including the associated rights to purchase the Company's Series B Junior Participating Preferred Stock issued pursuant to the Rights Agreement, dated as of November 13, 1997, as amended by that certain First Amendment to Rights Agreement, dated as of March 5, 1998, between the Company and Harris Trust and Savings Bank, as Rights Agent. The Schedule 14D-9 was amended pursuant to an Amendment No. 1 to Schedule 14D-9, dated March 10, 1998, and an Amendment No. 2 to
Schedule 14D-9, dated March 17, 1998. Unless otherwise indicated, the capitalized terms used herein shall have the meanings specified in the
Schedule 14D-9, as amended.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

Item 8 is hereby amended and supplemented by adding thereto the following:

    The following additional information relative to the Offer and the Merger has been provided by the Company:

   (a) RECENT FINANCIAL RESULTS.

      Set forth below are the Company's unaudited consolidated statements of earnings for the years ended December 31, 1996 and 1997 and the three-month periods ended December 31, 1996 and 1997. More comprehensive financial information concerning the Company (including management's discussion and analysis of financial condition and results of operation) will be included in the Company's 1997 Annual Report on Form 10-K, which the Company expects to file with the SEC on or before March 31, 1998. Reference is hereby made to the consolidated financial statements, including the notes thereto, contained in the Company's Annual Report to Stockholders for the year ended December 31, 1996, as amended by Form 10-K/A, filed February 2, 1998. The following information is qualified in its entirety by reference to such reports and other documents and all of the financial information and notes contained therein.

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

                          A. P. GREEN INDUSTRIES, INC.

                 UNAUDITED CONSOLIDATED STATEMENTS OF EARNINGS
              (DOLLARS IN THOUSANDS, EXCEPT PER SHARE INFORMATION)

                                     THREE MONTHS ENDED    TWELVE MONTHS ENDED
                                        DECEMBER 31,          DECEMBER 31,
                                     --------------------  --------------------
                                       1997       1996       1997       1996
                                     ---------  ---------  ---------  ---------
Net sales..........................  $  70,542  $  62,741  $ 277,907  $ 258,461
Cost of sales......................     57,691     52,842    227,851    214,353
                                     ---------  ---------  ---------  ---------
Gross profit.......................     12,851      9,899     50,056     44,108
Expenses and other income
  Selling & administrative
   expenses........................      9,600      9,072     37,445     36,087
  Interest expense.................        833        768      3,297      3,112
  Interest income..................       (227)      (370)      (958)    (1,255)
  Minority interest in loss of
   partnerships....................       (120)       (50)      (329)      (127)
  Other income, net................       (335)        50       (535)      (542)
                                     ---------  ---------  ---------  ---------
  Earnings before income taxes.....      3,100        429     11,136      6,833
Income tax expense.................      1,147         89      3,943      2,396
Equity in net income of affiliates.     (1,021)       (57)    (1,194)      (436)
Minority interest in income of
 consolidated subsidiaries, net....         69         62        319        201
                                     ---------  ---------  ---------  ---------
Net earnings.......................  $   2,905  $     335  $   8,068  $   4,672
                                     =========  =========  =========  =========
Net earnings per common share
  Basic............................  $    0.36  $    0.04  $    1.00  $    0.58
                                     =========  =========  =========  =========
Net earnings per common share
  Diluted..........................  $    0.34  $    0.04  $    0.98  $    0.57
                                     =========  =========  =========  =========
Weighted average shares outstanding
  Basic............................  8,060,540  8,021,508  8,041,266  8,037,710
Weighted average shares outstanding
  Diluted..........................  8,435,355  8,215,072  8,269,275  8,216,616

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   (b) CERTAIN PROJECTIONS.

    In the course of the discussions between Company management and Purchaser relating to the Offer and the Merger Agreement, Purchaser was provided with certain projections prepared by Company management. The projections indicated: (i) estimated net sales of the Company of $296 million, $324 million and $344 million for 1998, 1999 and 2000, respectively; (ii) estimated operating margins (earnings from operations divided by net sales) of the Company of 5.3%, 5.7% and 5.9% for 1998, 1999 and 2000,
  respectively; and (iii) estimated primary earnings per share for the Company of $1.12, $1.24 and $1.38 for 1998, 1999 and 2000, respectively.

    The Company has advised Purchaser that (A) historically, it has not, as a matter of course, made public forecasts as to future revenues or profits, and (B) the foregoing projections were based on estimates and assumptions that are inherently subject to significant economic and competitive uncertainties, all of which are difficult to predict and many of which are beyond the Company's control. Accordingly, there can be no assurance that the projected results can be realized or that actual results will not be materially higher or lower than those projected. The projections were not prepared with a view to public disclosure or compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Public Accountants regarding projections or forecasts. None of the Company, Purchaser or Merger Sub or their respective advisors assumes any responsibility for the accuracy of the projections. The inclusion of the foregoing projections should not be regarded as an indication that the Company, Purchaser, Merger Sub or any other person who received such information considers it an accurate prediction of future events. Neither the Company nor Purchaser intends to update, revise or correct such projections if they become inaccurate (even in the short term). No comparable projections have been prepared by the Company incorporating results of operations for periods following the date upon which the projections described above were prepared. If updated projections were prepared by Company management, such projections could contain financial results more or less favorable than the projections described above.

    Statements contained in this Amendment No. 3 concerning the Company's future revenues, profitability and earnings are forward-looking statements. The Company's actual results and future opportunities may vary materially from those projected in the forward-looking statements due to risks and uncertainties that exist in the Company's operations and business environment, including, but not limited to: economic conditions in the Company's domestic and international markets; delivery delays or defaults by customers; performance issues with key suppliers and subcontractors; the Company's successful execution of internal operating plans; collective bargaining labor disputes; and general industry-wide business trends.

   (c) PENDING SETTLEMENT.

    The Company has negotiated an agreement in principle to settle the lawsuit brought by Paul Liebhard, the Plaintiff in the Liebhard Action. Subject to the negotiation and execution of definitive agreements, including mutually acceptable releases, pursuant to such agreement in principle: (i) the Company will mail to the stockholders of the Company as soon as practicable a supplemental disclosure statement containing the information contained in Items 8(a) and (b), above; and (ii) Mack G. Nichols, James M. Stolze, William F. Morrison, Daniel Toll, Paul Hummer II,
  P. Jack O'Bryan, the Company, Purchaser and Merger Sub will reimburse the Plaintiff for attorneys' fees and expenses, as awarded by the court, in an aggregate amount of $180,000.

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  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          A. P. GREEN INDUSTRIES, INC.

                                              /s/ Michael B. Cooney
                                          By: _________________________________
                                            Name: Michael B. Cooney
                                            Title: Senior Vice President-
                                            Law/Administration
                                                 and Secretary

Dated: March 20, 1998

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